                           PRELIMINARY PROXY STATEMENT


                                  SCHEDULE 14A
                                 (Rule 14a-101)


                     INFORMATION REQUIRED IN PROXY STATEMENT


                            SCHEDULE 14A INFORMATION


                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934


Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]Preliminary Proxy Statement              [ ] Confidential, for Use of the Commission
[ ]Definitive Proxy Statement                   Only (as Permitted by Rule 14a-6(e)(2))
[ ]Definitive Additional Materials
[ ]Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                  IMMUCOR, INC.
                (Name of Registrant as Specified in Its Charter)


                              Kairos Partners, L.P.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:
    (2) Aggregate number of securities to which transaction applies:
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
    (4) Proposed maximum aggregate value of transaction:
    (5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    (1) Amount Previously Paid:
    (2) Form, Schedule or Registration Statement No.:
    (3) Filing Party:
    (4) Date Filed:

                                PRELIMINARY COPY

                       2001 ANNUAL MEETING OF SHAREHOLDERS
                                       of
                                  IMMUCOR, INC.
                               3130 Gateway Drive
                                  P.O. Box 5625
                          Norcross, Georgia 30091-5625

                                ----------------

                                 PROXY STATEMENT
                                       of
                              KAIROS PARTNERS, L.P.

                                ----------------

         This Proxy Statement and the accompanying Letter to Shareholders and BLUE Annual Meeting proxy card are furnished in connection with the solicitation of proxies by Kairos Partners, L.P. ("Kairos ") to be used at the 2001 Annual Meeting of Shareholders of Immucor, Inc., a Georgia corporation ("Immucor" or the "Company"), to be held at the Holiday Inn Select-Peachtree Corners, 6050 Peachtree Industrial Blvd., Norcross, Georgia 30071 on Friday, November 30, 2001, at 10:00 A.M., local time and at any adjournments or postponements of that meeting (the "Annual Meeting").


         This Proxy Statement, the accompanying Letter to Shareholders and the BLUE Annual Meeting proxy card are first being mailed to Company shareholders on or about November [6], 2001.


MANAGEMENT'S PROPOSAL

     At the Annual Meeting, management of the Company will seek approval, among other things:

         To elect a slate of six Directors, its nominees consisting of the Company's current six Directors, who would serve for the coming year.

KAIROS' PROPOSAL


         Kairos, which is a limited partnership owned by a group of partners, that owned in the aggregate approximately 11.6% of the Company's outstanding shares of common stock as of the record date of the Annual Meeting, is soliciting your proxy in support of the election of its four nominees to the Board of Directors (the "Kairos Nominees"), all of whom are named below. Since the date of this Proxy Statement, Kairos has reduced its ownership in the Company to approximately 7.21% of the Company's outstanding shares, although at the Annual Meeting, Kairos will be entitled to vote all of the shares it owned as of the record date. For more information regarding Kairos' ownership of Company stock, see the section of this Proxy Statement entitled "Security Ownership of Kairos and its Affiliates."


         Kairos believes that the Kairos Nominees have the experience, dedication and perseverance to work toward accomplishing the Kairos Plan. KAIROS DOES NOT BELIEVE THE CURRENT CHAIRMAN OF THE BOARD DESERVES YOUR SUPPORT FOR RE-ELECTION.

         THE KAIROS NOMINEES INTEND TO WORK FOR THE ENHANCEMENT OF SHAREHOLDER VALUE.

         As we describe more fully in this Proxy Statement, Kairos' Plan includes:

         o        IMPROVE SALES

                  Focus sales and marketing efforts to increase utilization of the automated products.

                  Improve customer relationships.

         o        IMPROVE CASH FLOW FROM OPERATIONS

                  Consolidate product offerings.

                  Reduce redundant manufacturing facilities.

                  Eliminate excess staffing.

         o        REDUCE OR RESTRUCTURE DEBT

                  Capitalize on Improved Cash Flow.

         o        IMPROVE INVESTOR RELATIONSHIPS

                  Implement quarterly shareholder conference calls.

                  Implement the timely release of quarterly and annual results.

         KAIROS URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO MACKENZIE PARTNERS, INC. OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "PROXY PROCEDURES" BELOW.

                             PARTICIPANT INFORMATION

         This Proxy Statement and the solicitation of proxies by this Proxy Statement are being made by Kairos, who is not affiliated with Immucor other than as a shareholder. Kairos is a Delaware limited partnership and the General Partner of Kairos is Kairos Partners GP, LLC (the "GP"), a Delaware limited liability company that is controlled by Aim High Enterprises, Inc., a Delaware corporation. Kairos, the GP and Aim High Enterprises, Inc. may be deemed to be "participants" in this solicitation of proxies from shareholders of Immucor for use at the Annual Meeting to be held on November 30, 2001 (the "Kairos Participants"). The principal business address of each of the Kairos Participants is 600 Longwater Drive, Suite 204, Norwell, MA 02061. The primary business of each of the Kairos Participants is making investments, particularly in medical device and diagnostics companies that have a differentiated technology platform or demonstrated product pipeline.


         As of the record date of the Annual Meeting, Kairos was the owner of 842,128 shares of Immucor common stock, or approximately 11.6% of the total shares of Immucor issued and outstanding. As described elsewhere in this Proxy Statement, since the record date of the Annual Meeting, Kairos has reduced its ownership of Immucor stock to approximately 7.21% of the outstanding shares, although Kairos will vote all of the shares of Immucor stock it owned as of the record date notwithstanding any reduction in its ownership. For more information regarding Kairos' ownership of and transactions in Immucor stock, see the section of this proxy statement entitled "Security Ownership of Kairos and its Affiliates." Neither the GP nor Aim High own any shares of Immucor common stock directly. However, each of GP and Aim High may be deemed to be the beneficial owner of all of the shares of Immucor common stock owned by Kairos under Rule 13d-3 of the Exchange Act (as defined below). None of the Kairos Participants has any relationship with Immucor other than as a stockholder, as described below in the section of this proxy statement entitled "PROPOSAL 1--Other Arrangements."


                               CERTAIN INFORMATION

         Please note that this Proxy Statement omits certain information regarding the Company and the Annual Meeting in reliance on Rule 14a-5(c) promulgated by the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Rule 14a-5(c) allows us to refer you to the Company's proxy statement for certain information. This information includes the record date for the Annual Meeting; the number of shares of Company common stock outstanding and eligible to vote at the Annual Meeting; the number of votes per share of Company common stock; the quorum requirements and securities ownership of the Company; information about the Company's officers and directors, including compensation; filings made pursuant to Section 16 of the Exchange Act; and the date by which shareholders must submit proposals for consideration at the next annual meeting. This information, which Kairos has not independently verified, is incorporated by reference in this Proxy Statement in reliance on the Company. Kairos assumes no responsibility for the accuracy or completeness of any information incorporated in this Proxy Statement by reference to the Company's proxy statement or the Company's public filings.

                                    IMPORTANT

         Kairos urges you to mark, sign, date and return the enclosed BLUE Annual Meeting proxy card to vote FOR the Kairos Nominees.

                                   PROPOSAL 1
                              ELECTION OF DIRECTORS

         According to the Company's proxy statement, the Company currently has six directors, all of whose terms will expire at the Annual Meeting. At the Annual Meeting, a new Board of six directors is to be elected for a term expiring upon the 2002 Annual Meeting of shareholders of the Company and the due election and qualification of their successors.

         Kairos proposes that the Company's shareholders elect the Kairos Nominees as four of the directors of the Company. If the Kairos Nominees are elected, they would constitute a majority of the newly elected Board. Kairos had previously intended on nominating less than a majority of the Board of Directors. The primary reasons that Kairos is now nominating a majority are a consequence of the following:


         1. REDUCTION IN SIZE OF THE BOARD. As disclosed in the Company's SEC filings, the Company has chosen to REDUCE THE SIZE OF THE BOARD FROM THE EIGHT DIRECTORS ELECTED LAST YEAR TO ITS SIX NOMINEES.

         2. REDUCTION IN NUMBER OF INDEPENDENT OUTSIDE DIRECTORS. The current Board has chosen to reduce the number of outside directors from five to three. We are concerned that in making decisions regarding current management, this reduction in the number of outside directors increases the possibility that the Board may become deadlocked which would PREVENT THE BOARD FROM MAKING CHANGES TO CURRENT MANAGEMENT that may be in the best interests of Immucor.

         If the Kairos Nominees are elected, they will constitute a majority of the Board after the Annual Meeting. Kairos recognizes that for certain purposes, this may constitute a change of control with respect to Immucor. In particular, Kairos believes that a change in a majority of the Immucor Board may constitute an event of default under Immucor's credit facility with its primary lender. If an event of default is not subsequently cured or waived by the lender, any and all payments due under the agreement would be subject to accelerated payment. In addition, a change in a majority of the

Board may also trigger a change of control under employment agreements previously entered into by Immucor with members of senior management. In this circumstance, this would permit these individuals to terminate their employment with Immucor and collect substantial compensation payments. If elected, Kairos is confident that, based on the experiences of the Kairos Nominees, as described below, the new Board will work diligently to address any issues resulting from the change in a majority of the Immucor board under these (and any other) agreements.


         The Kairos Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters. Each of the Kairos Nominees has consented to being named in the Proxy Statement and to serve if elected. Each Kairos Nominee, if elected, would hold office until the 2002 annual meeting of Immucor's shareholders and until a successor has been elected and qualified or until his earlier death, resignation or removal. Kairos has no reason to believe that any of the Kairos Nominees will be unable to serve as a director. However, if any one or more of the Kairos Nominees is not available for election, the persons named on the BLUE Annual Meeting proxy card will vote for the election of those other nominees as may be proposed by Kairos. We cannot assure you that any of the Company's nominees will serve as directors if any of the Kairos Nominees are elected to the Board.




KAIROS NOMINEES


         JOHN F. MCGUIRE, III, age 54, became President and Managing Director of Whatman Bioscience, a nucleic acid technology company, in June 2001. Prior to that time, Mr. McGuire served as Chief Executive Officer, President and a Director of HemaSure Inc., a blood filtration technology company, since April 1997. From 1988 to 1997, Mr. McGuire was employed by Johnson & Johnson, Inc., most recently as Vice President and General Manager of the Ortho Diagnostic Systems Blood Bank Business Unit, that, among other things, produces and distributes blood banking reagents, since January 1996. From March 1995 to January 1996, Mr. McGuire held the position of Vice President, Sales & Marketing, North America for J&J. From August 1990 to March 1995, Mr. McGuire served as Managing Director of Ortho Diagnostic Systems, U.K. and Belgium for J&J. From September 1988 to August 1990, Mr. McGuire held the position of Marketing Director for the AIDS and Hepatitis Business Unit of J&J.


         From 1977 to 1988, Mr. McGuire held various management positions at E.I. DuPont De Nemours & Company, the last of which was National Sales Manager, AIDS & Hepatitis Business.

         Mr. McGuire is a member of the Board of Trustees of the National Blood Foundation Trust Fund.

         RONALD O. GILCHER, M.D., F.A.C.P., age 63, has served as Chief Executive Officer, President and Medical Director of the Sylvan N. Goldman Center, Oklahoma

Blood Institute ("OBI") since 1979. OBI is a nationally recognized independent blood center. From 1971 to 1979, Dr. Gilcher served at the Central Blood Bank of Pittsburgh, as Assistant Medical Director and Medical Director from 1974. During that time, Dr. Gilcher was also an Assistant Professor of Medicine and an Associate Professor of Clinical Medicine at the University of Pittsburgh, School of Medicine.

         Dr. Gilcher is Board Certified in Internal Medicine and Hematology and is a Fellow of the American College of Physicians. In 1997, Dr. Gilcher was appointed by the U.S. Department of Health and Human Services to serve on the Advisory Committee on Blood Safety and Availability.


         PIERRE G. CASSIGNEUL, age 48 years, is currently serving as Vice President, Blood Glucose Monitoring, Becton Dickinson Consumer Healthcare, since August 2001. From 1997 to 2001, Mr. Cassigneul was employed by Bayer Corporation, an international research-based company, active in life sciences, polymers and chemicals, most recently as Senior Vice President, Group Business Operations. Prior to that Mr. Cassigneul was employed by the Ortho Diagnostics Division of Johnson & Johnson, Inc., from 1991 to 1997, as Vice President and General Manager of the AIDS and Hepatitis Business Unit.

         From 1982 to 1991, Mr. Cassigneul held several General Management and Marketing positions with Abbot Laboratories, an international research-based health care products and services company, in its Diagnostics Division, both in the U.S. and in Europe.


         PETER R. WHITE, age 46, is currently self-employed as a financial consultant. From 1981 to 2001, Mr. White worked for Fleet Securities, Inc., and its affiliated companies BancBoston Robertson Stephens and BankBoston, N.A. Since 1993, he served as a Managing Director in units that financed the acquisition of businesses by private equity firms. Services included the providing of senior bank debt, private mezzanine debt, public high yield debt, private equity, and merger and acquisition advisory products. During this period, Mr. White was directly involved in analyzing, conducting comprehensive due diligence, underwriting, and distributing over $1 billion in new debt financings to highly leveraged companies across a broad range of industry sectors.

         Mr. White received an A.B. degree, cum laude, from Dartmouth College, and an M.B.A. in Finance from the Wharton School.

DIRECTORS COMPENSATION

         It is anticipated that each of the Kairos Nominees, upon his election as a director of the Company, will receive director's fees consistent with the Company's practices as set forth in the Company's proxy statement.

OTHER ARRANGEMENTS

         There are no current arrangements between the Company, Kairos, the Kairos Nominees or any of their affiliates with respect to any consulting, investment banking or other services to be provided to the Company by Kairos, the Kairos Nominees or any of their affiliates. There are no arrangements or understandings between any nominee and any other person pursuant to which he was selected as a nominee.

         Except as set forth below, none of Kairos, the Kairos Nominees, or any of their affiliates (i) has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates may be a party; (ii) has carried on any occupation or employment with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company; (iii) has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered to or on behalf of the Company; (iv) has engaged in or has a direct or indirect material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the dollar amount involved exceeded, or is expected to exceed, $60,000 in the aggregate;
(v) has been indebted to the Company or any of its subsidiaries in an amount in excess of $60,000; or (vi) is a party adverse to the Company or any of its subsidiaries in any material proceedings or has a material interest adverse to the interest of the Company or any of its subsidiaries in any of those proceedings.

         There are no family relationships between any of the Kairos Nominees and any current director or executive officer of the Company.

         Information relating to the ownership and transactions in the securities of the Company by Kairos is set forth in the section of this Proxy Statement entitled "Security Ownership of Kairos Partners, L.P.".

         REQUIRED VOTE


         The election of directors requires a plurality vote of those shares of Immucor common stock represented in person or by proxy at the Annual Meeting. Accordingly, the six nominees receiving the highest number of votes among the shares of common stock represented and voting at the Annual Meeting will be elected to serve on the Board of Directors. AS DESCRIBED ABOVE, KAIROS HAS NOMINATED ONLY FOUR NOMINEES. THEREFORE, IMMUCOR STOCKHOLDERS SHOULD BE AWARE THAT IF THEY COMPLETE THE ACCOMPANYING BLUE ANNUAL MEETING PROXY CARD IN FAVOR OF THE KAIROS NOMINEES, THEY WILL BE VOTING WITH RESPECT TO ONLY FOUR OF THE SIX SEATS ON THE IMMUCOR BOARD AND WILL NOT HAVE AN OPPORTUNITY TO VOTE FOR THE OTHER TWO DIRECTOR SEATS.


         Abstentions and broker non-votes will have no effect on the election of the directors. Broker non-votes (i.e., shares held of record by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote as to the manner in which those shares should be voted on a particular proposal, and (ii) the broker or nominee does not have the discretionary voting power on that proposal) and proxies that withhold authority to vote for the election of any nominee as a director or that reflect abstentions will be deemed present for the purpose of determining the presence of a quorum for the transaction of business. Broker non-votes and proxies that withhold authority to vote for the election of any nominee as a director will have no effect on the outcome of any voting or any proposal to elect nominees as directors. Broker non-votes and abstentions with respect to any other proposal to be voted at the Annual Meeting will have the effect of a vote against those proposals.

         The accompanying BLUE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on that card. You may vote FOR the election of each of the Kairos Nominees or withhold authority to vote for the election of all of the Kairos Nominees by marking the proper box on the BLUE Annual Meeting proxy card. You may also withhold your vote from any one or more of the Kairos Nominees by writing the name of that person(s) in the space provided on the BLUE Annual Meeting proxy card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE ANNUAL MEETING PROXY CARD FOR THE ELECTION OF ALL OF THE KAIROS NOMINEES PROVIDED THAT YOU HAVE SIGNED THE PROXY CARD. As of the record date, Kairos owned in the aggregate 842,128 shares of common stock eligible to vote at the Annual Meeting.

         Kairos believes that it is in your best interest to elect the Kairos Nominees at the Annual Meeting. All Kairos Nominees intend to work for the enhancement of stockholder value. See "Kairos' Plan for Enhancing Stockholder Value" below.


         KAIROS STRONGLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE KAIROS NOMINEES. Immucor stockholders should be aware that by marking the accompanying BLUE Annual Meeting proxy card for the election of the Kairos Nominees, you will be voting only for the Kairos Nominees and only with respect to four of the six seats on the Immucor Board. YOU WILL NOT HAVE AN OPPORTUNITY TO VOTE WITH RESPECT TO THE OTHER TWO SEATS OR WITH RESPECT TO ANY OF IMMUCOR'S NOMINEES WITHOUT REVOKING THE BLUE ANNUAL MEETING PROXY CARD.

                                   PROPOSAL 2
                          ADJOURNMENT OF ANNUAL MEETING

         On any proposal to adjourn the Annual Meeting, the persons named in the BLUE Annual Meeting proxy card will vote against a proposal to adjourn if the proposal is made by management of Immucor in order to allow management time to solicit more votes to elect its nominees. In addition, Kairos may propose to adjourn the meeting and will vote for that proposal if an adjournment will allow Kairos time to solicit more votes needed to elect the Kairos Nominees. However, those persons named in the BLUE Annual Meeting proxy card will not vote on a proposal to adjourn the Annual Meeting unless you mark the BLUE proxy card in favor of the proposal to permit those persons to do so. Should a proposal to adjourn the meeting be brought before the Annual Meeting, the vote required for approval of that proposal would be votes representing a majority of the shares of the Common Stock represented at the Annual Meeting and entitled to vote on the matter.

         KAIROS RECOMMENDS A VOTE "FOR" ALLOWING THE KAIROS PROXIES TO VOTE ON A PROPOSAL TO ADJOURN THE ANNUAL MEETING AND AGAINST A PROPOSAL TO ADJOURN THE ANNUAL MEETING TO PROVIDE MORE TIME TO SOLICIT PROXIES TO ELECT DIRECTORS OTHER THAN THE KAIROS NOMINEES.


              OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING




         Should any other proposal be brought before the Annual Meeting, the vote required for approval of that proposal would be as prescribed by the Company's charter or bylaws or by applicable law. Generally, approval of a proposal would require a majority of the votes cast by holders of common stock represented at the Annual Meeting and entitled to vote on the matter. Shares voted as abstentions would have the same effect as a negative vote. Shares with respect to which a broker submits a "broker non-vote" on a matter would not be counted in calculating the number of shares entitled to vote on a matter.

         Should other proposals be brought before the Annual Meeting, the persons named on the BLUE Annual Meeting proxy card will abstain from voting on such proposals. However, if those proposals adversely affect the interests of Kairos as determined by Kairos in its sole discretion and Kairos has not received notice of those proposals a reasonable time in advance of the Annual Meeting, the persons named in the BLUE Annual Meeting proxy card will vote on those proposals in a manner that protects the interests of Kairos.

                                PROXY PROCEDURES


         Shareholders are urged to mark, sign and date the enclosed BLUE Annual Meeting proxy card and return it in the envelope provided in time to be voted at the Annual Meeting. Execution of the BLUE Annual Meeting proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy to MacKenzie Partners, Inc. or to the Secretary of the Company or by voting in person at the Annual Meeting. Only your latest dated proxy for the Annual Meeting will count, and any later dated proxy will have the effect of revoking any previously executed proxies. Immucor stockholders should be aware that by marking the accompanying BLUE Annual Meeting proxy card for the election of the Kairos Nominees, you will be voting only for the Kairos Nominees and only with respect to four of the six seats on the Immucor Board. You will not have an opportunity to vote with respect to the other two seats or with respect to any of Immucor's nominees without revoking the BLUE Annual Meeting proxy card.


         Only holders of record as of the close of business on the record date of October 15, 2001 will be entitled to vote at the Annual Meeting. If you were a shareholder of record on the record date, you may vote your shares at the Annual Meeting even if you have sold your shares after the record date. Accordingly, please vote the shares held by you on the record date, or grant a proxy to vote those shares, on the BLUE Annual Meeting proxy card, even if you have sold your shares after the record date.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote those shares and it can vote those shares only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE Annual Meeting proxy card.

         Where you indicate a choice on your BLUE Annual Meeting proxy card, your shares will be voted as specified. If you indicate no choice, your shares will be voted FOR the Kairos Nominees and the authorization of Kairos proxies to vote on a proposal to adjourn the Annual Meeting, provided that you have signed and dated the BLUE Annual Meeting proxy card.

                   KAIROS PLAN FOR ENHANCING SHAREHOLDER VALUE

         Kairos has attempted to offer suggestions to management about actions that Kairos believes would improve profitability in a competitive industry with a view towards increasing stockholder value. Unfortunately, the Company would not agree to meet with Kairos without requiring us to sign an agreement that would have prevented Kairos from either buying or selling Immucor stock. Other attempts by us to contact the Company and its advisors have also been ignored or have not resulted in any meaningful dialogue.

         We believe that three of the Kairos Nominees have direct experience within the transfusion medicine industry while the fourth nominee has experience in debt restructuring and finance which will be valuable in dealing with the Company's debt restructuring issues. We have concluded, based on the senior positions of responsibility held by our nominees in other diagnostics companies, blood banks and financial institutions that the Kairos Nominees have successfully dealt with issues similar to those facing Immucor today.


         Like all stockholders of the Company, we have witnessed the Company's poor performance in the price of its common stock. As described by the Company in it's most recent annual report, the quarterly high and low sale prices for it's stock have ranged from $18.875 during the first quarter of fiscal 2000, to a low of $2.20 during the fourth quarter of fiscal 2001. If the four Kairos Nominees are elected to serve on the Board of Directors, Kairos believes that the Board will be better positioned to develop and implement the action plans necessary to improve the Company's performance and increase the Company's value for all shareholders. If elected, these nominees could work to focus the Company and Board on certain areas in which we perceive the Company now falls short.


         o The Company operates in a mature, but necessary, industry. As described by the Company in its most recent annual report, the Company has limited competition and claims to be the market leader. Kairos believes that a strong Board can chart a path that will reflect that the transfusion diagnostics market is experiencing relatively flat growth and that optimizing the utilization of automated equipment is essential to success. We believe that greater effort must be expended to restore the confidence of Immucor's customers in the Company's products and future. We perceive that the performance problems and resulting FDA regulatory issues with the ABS2000 disclosed by the Company, which were not finally resolved for over a year, may be an indication of a lack of focus by the Company in this very critical area.


         o Cash flow from operations might be improved if the management team of the Company would seek to better manage costs and develop existing customers with streamlined products and services. In reviewing the Company's financials, Kairos has concluded that Immucor needs to take greater steps to more effectively consolidate the infrastructure of acquired entities and eliminate excess staffing.

         o Immucor's debt level should be addressed for the long-term. In its annual report, the Company acknowledges that its debt level and relationship with its lender has been a primary focus of management during the last year. We understand that the Company has previously disclosed that they renegotiated the loan agreement with its primary lender on February 23, 2001 and then defaulted on certain of the agreement's covenants shortly thereafter as a result of actions recorded in the Company's financial results for the quarter ending February 28,2001. Yet, the Company was not able to resolve these most recent issues until September 2001. As a result, the Company was required to pay a restructuring fee of $750,000 to the lender and incurred increased interest costs during the year. The Company also agreed with the lender to raise a minimum of $5.0 million in junior capital by December 31, 2001, which may result in significant dilution to all shareholders. In addition, the Company's financials lead us to the conclusion that the debt service is using all of the Company's free cash, as illustrated by the increase in total debt from $40.4 million at May 31, 2000 to $46.1 million at May 31, 2001. We think that the Company needs to better capitalize on streamlining product offerings, facilities and staff and that these actions will assist in alleviating the Company's debt pressures.


         o Timetable for improvement. We believe that the Board should instruct senior management to conduct a strategic review of the entire Company operations, including management. If elected, the Kairos Nominees would require management to complete the review and report back to the Board within thirty days. The Board would then decide on the course of action and disclose its strategy to all shareholders within ninety days.

         o Communications with shareholders. During the last two years, Kairos has observed that the Company complies with its public filing requirements only on the last day allowed by the SEC or by filing late. We note that the Company does not provide any opportunity for management to directly communicate with shareholders through periodic conference calls. Furthermore, as described above, we have been told that we may not discuss the Company's prospects with management unless we are willing to sign an agreement limiting our ability to buy or sell Immucor stock. We think that these actions contribute to the market not adequately understanding the significance of the Company's market position and the prospects for growth and development in the Company's industry. We believe that investor relations and concerns should be a priority, with a view to enhancing market realization of the Company's value.


         Shareholders need to decide which slate of nominees is best suited to implementing both short-term and long-term strategies focusing on the creation and maintenance of stockholder value. We believe that the Kairos Nominees are the best choice for this task. We have concluded, based on our review of the Kairos Nominees' backgrounds, that:

         JACK MCGUIRE has a proven track record in growing business enterprises as evidenced by the senior positions he has held in the transfusion medicine industry.


         DR. RON GILCHER has a relevant clinical and industry background and is nationally recognized in the field of blood banking.

         PIERRE CASSIGNEUL has direct diagnostics company management experience and worked in the industry for almost twenty years, both in the U.S. and Europe.

         PETER WHITE has the required direct financial management expertise to lead the effort to restructure the Company's significant debt load.


         Although Kairos anticipates that the Kairos Nominees will recommend the actions described in this proxy statement, we cannot assure you that any of these actions will be executed if the Kairos Nominees are elected. In addition, whether these actions are actually taken is subject to the Kairos Nominees' fiduciary duties to the Company's shareholders. Shareholders should be aware that there is certain risk attendant to some of the proposals made by Kairos because Kairos has not had access to non-public Company information. It is possible, for example, that the cost reductions contemplated by Kairos will not be achievable. Also, Kairos contemplates that members of current management may choose to remain with the Company following the election of the Kairos Nominees to assist with the implementation of any plan developed by the Kairos Nominees. It is possible, however, that members of management might choose not to remain with the Company following election of the Kairos Nominees.

         Collectively, we have concluded that the Kairos Nominees will ultimately pursue a strategy for enhancing stockholder value for the Company. Kairos believes that the Kairos Nominees have the experience, the track record and a plan for the Company that justifies your vote and confidence.

                             SOLICITATION OF PROXIES

         Proxies may be solicited by mail, advertisement, telephone or telecopier or in person. Solicitations may be made by Kairos and any of its affiliates, none of whom will receive additional compensation for making those solicitations. Kairos has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of their solicitation materials to the beneficial owners of the Company common stock they hold of record. Kairos will cause these record holders to be reimbursed for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

         Kairos has retained MacKenzie Partners, Inc. ("MacKenzie") for solicitation and advisory services in connection with this solicitation, for which MacKenzie is to receive a fee of up to $50,000.00, together with reimbursement for its reasonable out-of-pocket expenses. Kairos and its affiliates have also agreed to indemnify MacKenzie against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. MacKenzie will solicit proxies for the Annual Meeting from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that MacKenzie will employ approximately 30 persons to solicit shareholders for the Annual Meeting.

         The entire expense of soliciting proxies for the Annual Meeting is being borne by Kairos. Costs incidental to this solicitation of proxies include expenditures for printing, postage, legal, accounting, public relations, advertising and related expenses and are expected to be approximately $40,000; costs incurred as of the date of this Proxy Statement are approximately $10,000.

         If the Kairos Nominees are elected, Kairos will request that the Kairos Nominees cause the Company to reimburse Kairos for all expenses incurred in connection with this proxy solicitation, as well as any litigation costs that may result from this proxy solicitation. We do not anticipate that shareholders of the Company will have an opportunity to approve any reimbursement of these expenses.

         If Kairos should withdraw, or materially change the terms of this solicitation of proxies prior to the Annual Meeting, Kairos will supplement this Proxy Statement or otherwise publicly disseminate information regarding that withdrawal or change and, in appropriate circumstances, will provide shareholders with a reasonable opportunity to revoke their proxies prior to the Annual Meeting.

                 SECURITY OWNERSHIP OF KAIROS AND ITS AFFILIATES


SHARES OWNED BY KAIROS

         The table below sets forth the ownership of the Company's common stock by Kairos and its affiliates as of the record date for the Annual Meeting. This information may also be found in a Schedule 13D and the related exhibits filed by the Kairos Participants with the SEC on November 7, 2000, as amended by additional filings on Schedule 13D/A on November 21, 2000, April 23, 2001, July 11, 2001, July 18, 2001, August, 2001, August 14, 2001,
September 14, 2001, October 31, 2001 and November [5], 2001. In this proxy statement, we refer to this Schedule 13D and its amendments together as, the "Schedule 13D".


         None of the Kairos Nominees owns any shares of the Company's common stock or any other securities of the Company. As a limited partner in Kairos, however, John F. McGuire, III and Ronald O. Gilcher, M.D., F.A.C.P., may be deemed to be the beneficial owner of the shares of Immucor common stock owned by Kairos. However, because neither Mr. McGuire nor Dr. Gilcher has any right to control Kairos as a limited partner, Mr. McGuire and Dr. Gilcher disclaim beneficial ownership of those shares. At this time, we believe that the Kairos Nominees are effectively not permitted to purchase any shares of the Company's common stock because their holdings would be combined with Kairos' holdings for purposes of determining the aggregate beneficial ownership in the Company's common stock by Kairos. As a result, if the Kairos Nominees purchased any shares, the combined ownership of Kairos and the Kairos Nominees may exceed 15%, which would trigger adverse consequences to Kairos (and we believe the shareholders of Immucor generally) under the Company's shareholder rights plan. If the Kairos Nominees are elected to the Board, Kairos expects that the Kairos Nominees will be encouraged to acquire shares of the Company's common stock to align their interests with those of the shareholders of the Company. We believe that this stock ownership will also encourage confidence in the long-term prospects of the Company.

         The percentages listed below are based on 7,277,617 shares of Common Stock reported as outstanding by the Company as of the record date.


  Name and Address                Number of                Percent of Class and
 of Beneficial Owner               Shares                      Voting Power
---------------------           -------------              --------------------
Kairos Partners, L.P.              842,128                        11.6%

         Except as disclosed below, none of Kairos or the Kairos Nominees, or any of their respective affiliates has purchased or sold any of shares of the Company's common stock or other securities of the Company within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities.

TRANSACTIONS IN IMMUCOR STOCK BY KAIROS

         In the six-month period from May 1, 2001 through October 31, 2001, through 169 separate transactions, Kairos purchased 240,628 shares of Common Stock at an aggregate purchase price of $811,697.90. During the same six-month period, through 197 separate transactions, Kairos sold 318,420 shares and received aggregate net proceeds of $2,061,006.77 from these transactions.


         Given the volume of transactions engaged in by Kairos, the purchases (and sales) are summarized below on a monthly basis. All of these transactions were engaged in by Kairos. The Schedule 13D filed by the Kairos Participants discloses the specific dates of all purchases and sales of Immucor common stock by the Kairos Participants.


                                                         Number of Shares             Avg. Cost
Kairos Partners             Date                     Purchased         (Sold)         per Share
---------------------      ------                    ---------------------------      ---------
                           September 2000            177,300              (0)           $4.05
                           October                   211,200              (0)           $3.83
                           November                  142,150          (5,350)           $4.68
                           December                   30,200              (0)           $4.27
                           April 2001                 47,000              (0)           $2.35
                           June                       63,100              (0)           $3.25
                           July                       62,570              (0)           $4.13
                           August                     13,700              (0)           $3.65
                           September                  99,500              (0)           $2.90
                           October (through the
                             record date)                758              (0)           $3.68
----------------------


         Since the record date of the Annual Meeting, Kairos has sold 318,420 shares of Common Stock in separate transactions at an aggregate purchase price of $2,061,006.77. These transactions have been reported by Kairos in amendments to the Schedule 13D filed by Kairos since the record date. As a result of these transactions, Kairos owns 7.21% of the outstanding shares of the Common Stock as of the date of this Proxy Statement. Notwithstanding these sales, Kairos will have the right to vote all of the shares of Common Stock it owned as of the record date of the Annual Meeting.


                                OTHER INFORMATION

Proposals of Security Holders

         Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of shareholders of the Company must be received by the Company for inclusion in the Company's proxy statement for that meeting is contained in the Company's Proxy Statement and is incorporated into this Proxy Statement by reference.

                                ----------------


NOVEMBER [6], 2001

                                    IMPORTANT

         Your proxy is important. No matter how many shares you own, please give Kairos your proxy FOR the election of the Kairos Nominees by:

         MARKING the enclosed BLUE Annual Meeting proxy card,

         SIGNING the enclosed BLUE Annual Meeting proxy card,

         DATING the enclosed BLUE Annual Meeting proxy card and

         MAILING the enclosed BLUE Annual Meeting proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If you have already submitted a proxy to the Company for the Annual Meeting, you may change your vote to a vote FOR the election of the Kairos Nominees by marking, signing, dating and returning the enclosed BLUE proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to the Company. Only your latest dated proxy for the Annual Meeting will count at such meeting.

         If you have any questions or require any additional information concerning this Proxy Statement or the proposals by Kairos contained herein, please contact MacKenzie Partners, Inc. at the address set forth below. IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER SUCH INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE ANNUAL MEETING PROXY CARD.

                                    MACKENZIE
                                 PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                          212) 929-5500 (Call Collect)
                                       or
                          CALL TOLL-FREE (800) 322-2885

                       Email: Proxy@mackenziepartners.com

                                PRELIMINARY COPY


                                       S-2

BLUE PROXY

                                  IMMUCOR, INC.
                       2001 ANNUAL MEETING OF SHAREHOLDERS

                THIS PROXY IS SOLICITED BY KAIROS PARTNERS, L.P.
                  AND NOT BY THE BOARD OF DIRECTORS OF IMMUOCR

         The undersigned shareholder of Immucor, Inc. (the "Company") hereby appoints each of KENNETH L. WOLFE AND JAMES F. RICE, and each of them with full power of substitution, for and in the name of the undersigned, to represent and to vote, as designated below, all shares of Common Stock of the Company that the undersigned is entitled to vote if personally present at the 2001 Annual Meeting of Shareholders of the Company, and at any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

         WHERE A CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR PROPOSAL 1. IN ADDITION, THE PROXIES WILL VOTE IN THE DISCRETION SPECIFIED IN ITEM 2.

(Please mark each proposal with an "X" in the appropriate box)

1.       ELECTION OF DIRECTORS

Election of John F. McGuire, III, Ronald O. Gilcher, M.D., F.A.C.P., Pierre G. Cassigneul and Peter R. White.

[ ]     FOR all nominees,                           [ ]     WITHHOLD AUTHORITY
        except as marked below                              for all nominees

(INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

---------------------------------------------------

KAIROS RECOMMENDS A VOTE FOR THE KAIROS NOMINEES

2.       ADJOURNMENT OR POSTPONEMENT OF ANNUAL MEETING


         In their discretion, the proxies are authorized to vote on a proposal to adjourn or postpone the Annual Meeting if Kairos determines that it needs time to solicit more votes to elect the Kairos Nominees, and to oppose any attempt to adjourn the meeting if the proposal to adjourn is made in order to allow Immucor time to solicit more votes to elect nominees other than the Kairos Nominees.

[ ]     YES                     [ ]     NO                [ ]     ABSTAIN


         PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.


Please date and sign this proxy exactly as your name appears hereon.


----------------------------------------
(Signature)


----------------------------------------
(Signature, if held jointly)


----------------------------------------
(Title)


Dated:

         When joint tenants hold shares, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

         To vote in accordance with the Kairos recommendations, just sign and date this proxy; no boxes need to be checked.


                                      -2-